Exhibit 99.1

Orion Digital Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Note	March 31, 2026	December 31, 2025
Assets
Cash and cash equivalent		23,742	17,702
Restricted cash		1,823	2,462
Marketable securities	5	4,659	14,591
Loans receivable, net	4	60,446	60,650
Prepaid expenses and other receivables		6,768	6,495
Investment portfolio	13	5,147	6,484
Property and equipment		169	175
Investment in sublease, net and right-of-use assets		616	724
Intangible assets	6	24,869	25,996
Goodwill		38,355	38,355
Total assets		166,594	173,634

Liabilities
Accounts payable, accruals and other		15,938	16,461
Lease liabilities		854	1,020
Credit facility	7	51,448	51,713
Debentures	8	31,477	31,886
Deferred tax liability		134	233
Total liabilities		99,851	101,313

Equity
Share capital	15a	388,670	388,730
Contributed surplus		39,346	39,117
Foreign currency translation reserve		(1,418)	(1,483)
Deficit		(359,855)	(354,043)
Total equity		66,743	72,321
Total equity and liabilities		166,594	173,634

Approved on Behalf of the Board

Signed by “Greg Feller” , Director

Signed by “Christopher Payne” , Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Orion Digital Corp.

Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except per share amounts)

		Three months ended
	Note	March 31, 2026	March 31, 2025
Revenue
Subscription and services		10,536	10,731
Interest revenue		6,320	6,599
	9,10a	16,856	17,330
Cost of revenue
Provision for loan losses, net of recoveries	4	4,638	4,814
Transaction costs		579	904
		5,217	5,718
Gross profit		11,639	11,612
Operating expenses
Technology and development		2,972	2,782
Marketing		963	1,147
Customer service and operations		2,578	2,603
General and administration		3,598	4,030
Stock-based compensation	15c	229	475
Depreciation and amortization	6	2,026	1,954
Total operating expenses	11	12,366	12,991
Loss from operations		(727)	(1,379)
Other expenses (income)
Credit facility interest expense	7	1,372	1,446
Debenture and other financing expense	8,16	746	913
Accretion related to debentures	8	131	154
Revaluation loss	12	2,863	7,662
Other non-operating expense		72	416
		5,184	10,591
Net loss before tax		(5,911)	(11,970)
Income tax recovery		(99)	(99)
Net loss		(5,812)	(11,871)
Other comprehensive loss:
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation reserve gain (loss)		65	(762)
Other comprehensive income (loss)		65	(762)
Total comprehensive loss		(5,747)	(12,633)
Net loss per share
Basic loss per share		(0.24)	(0.49)
Weighted average number of basic and fully diluted common shares (in 000s)		23,848	24,383
Weighted average number of fully diluted common shares (in 000s)		23,848	24,383

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Orion Digital Corp.

Interim Condensed Consolidated Statements of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except share amounts)

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2025	23,752	388,730	39,117	(1,483)	(354,043)	72,321
Net loss	—	—	—	—	(5,812)	(5,812)
Purchase of common shares for cancellation (Note 15a)	(49)	(70)	—	—	—	(70)
Foreign currency translation reserve	—	—	—	65	—	65
Stock-based compensation (Note 15c)	—	—	229	—	—	229
Other equity adjustment	—	10	—	—	—	10
Balance, March 31, 2026	23,703	388,670	39,346	(1,418)	(359,855)	66,743

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2024	24,281	389,717	37,424	(416)	(345,508)	81,217
Net loss	—	—	—	—	(11,871)	(11,871)
Foreign currency translation reserve	—	—	—	(762)	—	(762)
Stock-based compensation (Note 15c)	—	—	475	—	—	475
Balance, March 31, 2025	24,281	389,717	37,899	(1,178)	(357,379)	69,059

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Orion Digital Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of Canadian Dollars

		Three months ended
Cash provided by (used in) the following activities:	Note	March 31, 2026	March 31, 2025
Operating activities
Net loss		(5,812)	(11,871)
Items not affecting cash and other items:
Depreciation and amortization	6	2,026	1,954
Provision for loan losses	4	4,638	4,833
Credit facility interest expense	7	1,372	1,446
Debenture and other financing expense	8,16	749	913
Accretion related to debentures	8	131	154
Stock-based compensation expense	15c	229	475
Revaluation loss	12	2,863	7,662
Other non-operating expense		—	37
Income tax recovery		(99)	(99)
		6,097	5,504
Changes in:
Net issuance of loans receivable		(4,434)	(3,210)
Prepaid expenses, and other receivables and assets		(263)	5,896
Accounts payable, accruals and other		(428)	(4,813)
Restricted cash		639	(709)
Net investment in sub-lease		112	112
		1,723	2,780
Interest paid		(2,142)	(2,220)
Net cash (used in) provided by operating activities		(419)	560

Investing activities
Investment in intangible assets	6	(815)	(454)
Proceeds from sale of investment portfolio		—	715
Proceeds from sale of marketable securities		8,387	1,732
Purchases of property and equipment		(65)	(4)
Net cash provided by investing activities		7,507	1,989

Financing activities
Lease liabilities – principal payments		(167)	(159)
Repayments on debentures	8	(556)	(536)
Advances on credit facility	7	—	1,920
Repayments on credit facility	7	(257)	(2,471)
Repurchase of common shares	15a	(70)	—
Net cash used in financing activities		(1,050)	(1,246)

Effect of exchange rate fluctuations on cash and cash equivalents		2	(13)
Net increase in cash and cash equivalent		6,040	1,290
Cash and cash equivalent, beginning of period		17,702	8,530
Cash and cash equivalent, end of period		23,742	9,820

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2026 and 2025

1.
Nature of operations

On December 29, 2025 Mogo Inc. changed its name to Orion Digital Corp ("Orion Digital," "Orion" or the "Company").

Mogo Inc. was incorporated under the Business Corporations Act (British Columbia) on June 21, 2019 following the combination with Mogo Finance Technology Inc. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market under the symbol “ ORIO”.

Orion Digital Corp. is a financial technology company operating digital platforms across wealth and payments, supported by a consumer lending business in Canada. The Company’s Wealth platform, Intelligent Investing, provides long-term investing solutions to the Canadian market. Orion also operates a consumer lending business in Canada. The Company’s Payments business is operated through Carta Worldwide (“Carta”), a wholly owned subsidiary that provides issuer processing, program management, and regulated payment orchestration services across Europe. The Company allocates capital to support growth in its Wealth and Payments platforms and to maintain balance sheet flexibility.

2.
Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board® and should be read in conjunction with the Company's last annual consolidated financial statements as at and for the year ended December 31, 2025. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board®. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company's financial position and performance since the last annual financial statements.

The Company presents its interim condensed consolidated statements of financial position on a non-classified basis in order of liquidity.

These interim condensed consolidated financial statements were authorized by the Board of Directors (the “Board”) to be issued on May 7, 2026.

The Company continues to adopt a going concern basis in preparing the consolidated financial statements.

Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars. The functional currency of each subsidiary is determined based on the currency of the primary economic environment in which that subsidiary operates. The functional currency of each subsidiary that is not in Canadian dollars is as follows: Carta Financial Services Ltd. (GBP), Carta Solutions Processing Services Cyprus Ltd. (EUR), Carta Solutions Processing Services Corp. (MAD), Carta Solutions Singapore PTE. Ltd. (SGD), Moka Financial Technologies Europe (EUR).

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2026 and 2025

3.
Material accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2025.

Significant accounting judgements, estimates and assumptions

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. The critical accounting estimates and judgments have been set out in the notes to the Company’s consolidated financial statements for the year ended December 31, 2025.

On May 31, 2024, the Government of Canada amended section 347 of the Criminal Code effective January 1, 2025. Under the amended section 347 certain revolving line of credit agreements executed prior to January 1, 2025 bearing an APR of approximately 47% qualify under the transitional provisions and continue to accrue interest at the contractual rate.

During 2025, the United States government announced tariffs on imported goods, increasing uncertainty regarding their potential impact on the economies in which the Company operates. This uncertainty has been considered in the evaluation of expected credit losses as at March 31, 2026. The scenarios used reflect the uncertainty inherent in the potential imposition of tariffs and other macroeconomic variables. The Company considers a range of macroeconomic scenarios, including the possibility of a more severe recession resulting from the imposition of tariffs, and the weighting of these scenarios reflects the downside risks and uncertainty known as at December 31, 2025. Changes to these forecasts and related estimates will be reflected in future periods as new information becomes available.

New and amended standards and interpretations

The Company assessed the amendments to IFRS 9 and IFRS 7 effective January 1, 2026, including clarifications related to the assessment of contractual cash flow characteristics of financial assets and the derecognition of financial liabilities in electronic payment systems. Based on this assessment, the Company determined that these amendments did not have a material impact on the classification or measurement of its financial assets and liabilities, nor on its disclosures.

Certain other new or amended standards and interpretations became effective on January 1, 2026, but do not have an impact on the interim condensed consolidated financial statements of the Company.

Standards issued but not yet effective

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements and sets out requirements for the presentation and disclosure of information in general purpose financial statements. The standard applies to annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted. The Company expects the adoption of IFRS 18 to primarily affect the presentation and disclosure of information in the consolidated financial statements. The Company does not expect the standard to significantly affect the recognition or measurement of amounts recognized in the consolidated financial statements. The Company continues to assess the detailed impact of IFRS 18 ahead of its adoption.

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2026 and 2025

4.
Loans receivable

Loans receivable represent lines of credit advanced to customers in the normal course of business. The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket, which represents the Company's assessment of credit risk exposure and by their IFRS 9 – Financial Instruments expected credit loss measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9. Stage 3 gross loans receivable include net balances outstanding and still anticipated to be collected for loans previously charged off (March 31, 2026 - $3,544, December 31, 2025 - $3,517). These are carried in gross receivables at the net expected collectable amount with no associated allowance.

		As at March 31, 2026
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	62,163	—	—	62,163
Lower risk	1-30 days past due	3,318	—	—	3,318
Medium risk	31-60 days past due	—	1,062	—	1,062
Higher risk	61-90 days past due	—	983	—	983
Non-performing	91+ days past due or bankrupt	—	—	10,350	10,350
	Gross loans receivable	65,481	2,045	10,350	77,876
	Allowance for loan losses	(9,481)	(1,699)	(6,250)	(17,430)
	Loans receivable, net	56,000	346	4,100	60,446

		As at December 31, 2025
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	61,350	—	—	61,350
Lower risk	1-30 days past due	4,173	—	—	4,173
Medium risk	31-60 days past due	—	1,147	—	1,147
Higher risk	61-90 days past due	—	898	—	898
Non-performing	91+ days past due or bankrupt	—	—	10,064	10,064
	Gross loans receivable	65,523	2,045	10,064	77,632
	Allowance for loan losses	(9,481)	(1,634)	(5,867)	(16,982)
	Loans receivable, net	56,042	411	4,197	60,650

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2026 and 2025

4.
Loans receivable (Continued from previous page)

In determination of the Company’s allowance for loan losses, internally developed models are used to factor in credit risk related metrics, including the probability of defaults, the loss given default and other relevant risk factors. Management also considered the impact of key macroeconomic factors and determined that historic loan losses are mostly correlated with unemployment rate, inflation rate, bank prime rate and GDP growth rate. These macroeconomic factors were used to generate various forward-looking scenarios used in the calculation of allowance for loan losses. If management were to assign 100% probability to a pessimistic scenario forecast, the allowance for credit losses would have been $1,667 higher than the reported allowance for credit losses as at March 31, 2026 (December 31, 2025 – $1,002 higher).

Overall changes in the allowance for loan losses are summarized below:

	Three months ended
	March 31, 2026	March 31, 2025

Balance, beginning of the period	16,982	14,076
Provision for loan losses
Originations	902	670
Repayments	(282)	(350)
Re-measurement	4,824	4,513
Charge offs	(4,996)	(3,930)
Balance, end of the period	17,430	14,979

5. Marketable securities

	As at
	March 31, 2026	December 31, 2025
WonderFi Technologies Inc.	—	8,698
Bitcoin ETFs	2,798	3,563
Others	1,861	2,330
Total	4,659	14,591

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2026 and 2025

6. Intangible assets

	Internally generated technology– completed	Internally generated technology– in progress	Software licenses	Acquired technology assets	Customer relationships	Brand	Regulatory licenses	Total
Cost
Balance, December 31, 2024	26,780	2,087	498	21,000	8,900	1,000	6,800	67,065
Additions	—	2,609	—	—	—	—	—	2,609
Impairment	—	(34)	—	—	—	—	—	(34)
Derecognition – fully amortized assets	—	—	(535)	—	—	—	—	(535)
Transfers	2,295	(2,295)	—	—	—	—	—	—
Foreign exchange translation	—	5	37	—	—	—	—	42
Balance, December 31, 2025	29,075	2,372	—	21,000	8,900	1,000	6,800	69,147
Additions	—	815	—	—	—	—	—	815
Transfers	507	(507)	—	—	—	—	—	—
Balance, March 31, 2026	29,582	2,680	—	21,000	8,900	1,000	6,800	69,962

Accumulated amortization
Balance, December 31, 2024	17,966	—	408	8,022	4,622	—	4,967	35,985
Amortization	3,047	—	96	2,101	1,065	—	1,361	7,670
Disposals	—	—	(535)	—	—	—	—	(535)
Foreign exchange translation	—	—	31	—	—	—	—	31
Balance, December 31, 2025	21,013	—	—	10,123	5,687	—	6,328	43,151
Amortization	810	—	—	525	266	—	340	1,941
Foreign exchange translation	1	—	—	—	—	—	—	1
Balance, March 31, 2026	21,824	—	—	10,648	5,953	—	6,668	45,093

Net book value
Balance, December 31, 2025	8,062	2,372	—	10,877	3,213	1,000	472	25,996
Balance, March 31, 2026	7,758	2,680	—	10,352	2,947	1,000	132	24,869

Amortization of intangible assets of $1,941 for the three months ended March 31, 2026 (March 31, 2025 – $1,867) is included in depreciation and amortization in the interim condensed consolidated statements of operations and comprehensive income (loss).

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2026 and 2025

7. Credit facility

The credit facility consists of a $60,000 senior secured credit facility. On February 26, 2025, the Company amended its credit facility to extend the maturity date by three years, from January 2, 2026 until January 2, 2029. As part of the amendment, certain financial covenants were modified, and the interest rate was reduced by 100 basis points to 7% plus the greater of i) 2% and ii) the Secured Overnight Financing Rate (“SOFR”). There is a 0.33% fee on the available but undrawn portion of the $60,000 facility. Availability under the facility is determined monthly based on the level of eligible loan receivables. Borrowing capacity fluctuates with the amount of eligible loans, and any borrowings in excess of the eligible loan receivables must be repaid in accordance with the terms of the agreement. The principal and interest balance outstanding for the credit facility as at March 31, 2026 was $51,448 (December 31, 2025 – $51,713).

The credit facility is subject to certain covenants and events of default. As at March 31, 2026 and December 31, 2025, the Company was in compliance with these covenants. Interest expense on the credit facility for the three months ended March 31, 2026 was $1,372 (March 31, 2025 – $1,446) is included in credit facility interest expense in the interim condensed consolidated statements of operations and comprehensive income (loss).

The Company has provided its senior lenders with a general security interest in all present and after acquired personal property of the Company, including certain pledged financial instruments, cash and cash equivalents.

	As at
	March 31, 2026	December 31, 2025
Balance, beginning of the period	51,713	48,792
Advances from credit facility	—	4,942
Payments on credit facility	(257)	(2,499)
Interest payable	(8)	478
Balance, end of the period	51,448	51,713

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2026 and 2025

8. Debentures

The Company's debentures pay interest at a coupon rate between 8 - 10% per annum. Payments of interest and principal are made to debenture holders on a quarterly basis on the first business day following the end of a calendar quarter, at the Company's option either in cash or Common Shares.

The debenture repayments are payable in either cash or Common Shares, at Orion's option. The number of Common Shares required to settle the repayments is variable based on the Company's share price at the repayment date.

The Company’s debentures balance includes the following:

	As at
	March 31, 2026	December 31, 2025
Principal balance	32,194	32,685
Discount	(1,374)	(1,501)
	30,820	31,184
Interest payable	657	702
	31,477	31,886

	As at
	March 31, 2026	December 31, 2025
Balance, beginning of the period	31,886	35,287
Principal repayments	(556)	(2,333)
Discount accretion	131	553
Modification	—	(1,345)
Other	16	(276)
Balance, end of the period	31,477	31,886

The debentures are secured by the assets of the Company, governed by the terms of a trust deed and, among other things, are subject to a subordination agreement to the credit facility which effectively extends the individual maturity dates of the debentures to January 2, 2029 being the maturity date of the credit facility.

As at March 1, 2025, the Company adjusted the amortised cost of the debentures to give effect to the amended maturity date of the Company's senior secured credit facility from January 2, 2026 to January 2, 2029. The Company determined this constituted a non-substantial modification of the existing debentures and the amortised cost of the debentures was recalculated by discounting the revised estimated future cash flows at the existing effective interest rate. The impact of the modification was recorded in revaluation gain (loss) in the interim condensed consolidated statements of operations and comprehensive income (loss).

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2026 and 2025

8. Debentures (Continued from previous page)

The outstanding debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

	Principal component of quarterly payment	Principal due on maturity	Total
2026	1,706	—	1,706
2027	2,438	—	2,438
2028	2,639	—	2,639
2029	663	24,748	25,411
	7,446	24,748	32,194

9. Revenue

The following table is a provides a breakdown of the Company’s total revenues:

	Three months ended
	March 31, 2026	March 31, 2025
Interest revenue	6,320	6,599
Wealth revenue	3,891	3,481
Payments revenue	2,307	2,555
Other Subscription and Services revenue	4,338	4,695
Total revenue	16,856	17,330

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2026 and 2025

10. Geographic information

(a)
Revenue

Revenue presented below has been based on the geographic location of customers.

	Three months ended
	March 31, 2026	March 31, 2025
Canada	14,549	15,022
Europe	2,307	2,308
Total	16,856	17,330

(b)
Non-current assets

Non-current assets presented below has been based on geographic location of the assets. Intangible assets are allocated based on the location of their legal registration.

	As at
	March 31, 2026	December 31, 2025
Canada	63,878	65,134
Europe	92	100
Other	39	16
Total	64,009	65,250

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2026 and 2025

11. Expense by nature and function

The following table summarizes the Company’s operating expenses by nature:

	Three months ended
	March 31, 2026	March 31, 2025
Personnel expense	5,323	5,886
Depreciation and amortization	2,026	1,954
Hosting and software licenses	1,785	1,297
Marketing	909	1,110
Professional services	826	681
Stock-based compensation	229	475
Insurance and licenses	367	375
Credit verification costs	274	190
Premises	183	201
Others	444	822
Total	12,366	12,991

The following table summarizes the Company’s operating expenses by function including stock-based compensation and depreciation and amortization from the interim condensed consolidated statements of operations and comprehensive income (loss):

	Three months ended
	March 31, 2026	March 31, 2025
Technology and development	4,281	4,134
Marketing	966	1,162
Customer service and operations	2,618	2,706
General and administration	4,501	4,989
Total	12,366	12,991

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2026 and 2025

12. Revaluation loss (gain)

	Three months ended
	March 31, 2026	March 31, 2025
Realized loss (gain) on investment portfolio and marketable securities	311	(257)
Unrealized loss on investment portfolio and marketable securities	2,697	10,090
Unrealized loss (gain) on debentures	5	(1,367)
Realized foreign exchange (gain) loss	(11)	14
Unrealized foreign exchange gain	(139)	(818)
Total	2,863	7,662

13. Fair value of financial instruments

(a) Accounting classifications and fair values

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. During the three months ended March 31, 2026, there have not been any transfers between fair value hierarchy levels.

		Carrying amount				Fair value
March 31, 2026	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Marketable securities	5	4,659	—	—	4,659	4,659	—	—	4,659
Investment portfolio		5,147	—	—	5,147	—	—	5,147	5,147
		9,806	—	—	9,806
Financial assets not measured at fair value
Cash and cash equivalent		—	23,742	—	23,742	23,742	—	—	23,742
Restricted cash		—	1,823	—	1,823	1,823	—	—	1,823
Loans receivable	4	—	60,446	—	60,446	—		60,446	60,446
Other receivables		—	5,119	—	5,119	—	—	5,119	5,119
		—	91,130	—	91,130
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	15,823	15,823	—	—	15,823	15,823
Credit facility	7	—	—	51,448	51,448	—	51,448	—	51,448
Debentures	8	—	—	31,477	31,477	—	—	28,823	28,823
		—	—	98,748	98,748

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2026 and 2025

13. Fair value of financial instruments (Continued from previous page)

(a) Accounting classifications and fair values (Continued from previous page)

		Carrying amount				Fair value
As at December 31, 2025	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Marketable securities	5	14,591	—	—	14,591	14,951	—	—	14,951
Investment portfolio		6,484	—	—	6,484	—	—	6,484	6,484
		21,075	—	—	21,075
Financial assets not measured at fair value
Cash and cash equivalent		—	17,702	—	17,702	17,702	—	—	17,702
Restricted cash		—	2,462	—	2,462	2,462	—	—	2,462
Loans receivable	4	—	60,650	—	60,650	—	—	60,650	60,650
Other receivables		—	4,846	—	4,846	—	—	4,846	4,846
		—	85,660	—	85,660
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	16,298	16,298	—	—	16,298	16,298
Credit facility	7	—	—	51,713	51,713	—	51,713	—	51,713
Debentures	8	—	—	31,886	31,886	—	—	29,735	29,735
		—	—	99,897	99,897

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2026 and 2025

13. Fair value of financial instruments (Continued from previous page)

(b) Measurement of fair values:

(i) Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the interim condensed consolidated statements of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Investment portfolio: Equities Unlisted

• Price of recent investments in the investee company

• Implied multiples from recent transactions of the underlying investee companies

• Offers received by investee companies

• Revenue multiples derived from comparable public companies and transactions

• Option pricing model

• Third-party transactions

• Revenue multiples (1.7-2.7, 2025: 2.3-2.7)

• Balance sheets and last twelve-month revenues for certain of the investee companies

• Equity volatility (50-110%, 2025: 50-110%)

• Time to exit events

• Discount for lack of marketability (5-10%, 2025: 5-10%)

• Increases in revenue multiples increases fair value

• Increases in equity volatility can increase or decrease fair value depending on class of shares held in the investee company

• Increases in estimated time to exit event can increase or decrease fair value depending on class of shares held in the investee company

Partnership interest and others	• Adjusted net book value	• Net asset value per unit • Change in market pricing of comparable companies of the underlying investments made by the partnership	• Increases in net asset value per unit or change in market pricing of comparable companies of the underlying investment made by the partnership can increase fair value

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2026 and 2025

13. Fair value of financial instruments (Continued from previous page)

(b) Measurement of fair values (Continued from previous page):

(i) Valuation techniques and significant unobservable inputs (Continued from previous page)

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value at March 31, 2026 and December 31, 2025 and classified as Level 3:

	As at
	March 31, 2026	December 31, 2025
Balance, beginning of the period	6,484	11,991
Disposal	—	(715)
Transfer to Level 1 marketable securities	—	(2,600)
Unrealized exchange (loss) gain	69	(353)
Unrealized loss on investment portfolio	(1,406)	(1,839)
Balance, end of the period	5,147	6,484

In 2025, one of the Company’s investments was reclassified from Level 3 to Level 1 following their public listing through a reverse takeover. The investment is now measured using quoted market prices and presented as a marketable security.

The fair value of the Company's current loans receivable, other receivables, and accounts payable, accruals and other approximates its carrying values due to the short-term nature of these instruments. The fair value of the Company's credit facility approximates its carrying amount due to its variable interest rate, which approximates a market interest rate. The fair value of the Company's debentures was determined based on a discounted cash flow analysis using observable market interest rates for instruments with similar terms.

(ii) Sensitivity analysis

For the fair value of equity securities, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects.

		Profit or loss
		Increase	Decrease
Investment portfolio:
March 31, 2026	Adjusted market multiple (5% movement)	257	(257)

December 31, 2025	Adjusted market multiple (5% movement)	324	(324)

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2026 and 2025

14. Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages these risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to accounts receivable, brokerage firm receivables and the gross carrying amount of the loans receivable disclosed in these consolidated financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable is unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facility that bears interest fluctuating with the Secured Overnight Financing Rate (“SOFR”). The credit facility does not have a SOFR floor. As at March 31, 2026, SOFR is 3.57% (December 31, 2025 – 3.87%). The debentures have fixed rates of interest and are not subject to variability in cash flows due to interest rate risk.

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2026 and 2025

14. Nature and extent of risk arising from financial instruments (Continued from previous page)

Liquidity risk

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facility and debentures is described below. The debentures are subordinated to the credit facility, which has the effect of extending their maturity to the maturity date of the credit facility. Accordingly, the effective maturity of the debentures is linked to that of the credit facility.

The Company has the ability, at its discretion and subject to the terms of the debentures, to settle principal and interest obligations in cash or Common Shares. This feature applies to quarterly debenture payments and can provide flexibility in managing associated cash outflows.

Based on the current contractual terms of its debt arrangements and expected cash flows, the Company does not have material debt maturities within the next 12 months other than scheduled interest and principal payments. The maturity schedule of the Company’s credit facility and debentures is presented below. See Notes 7 and 8 for further details.

	2026	2027	2028	2029
Commitments - operational
Lease payments	1,085	605	—	—
Accounts payable	3,352	—	—	—
Accruals and other	12,471	—	—	—
Other purchase obligations	585	390	—	—
Interest – Credit facility (Note 7)	4,607	5,515	5,515	30
Interest – Debentures (Note 8)(1)	1,943	2,424	2,217	520
	24,043	8,934	7,732	550
Commitments – principal repayments
Credit facility (Note 7)	—	—	—	50,977
Debentures (Note 8) (1)	1,706	2,438	2,639	25,411
	1,706	2,438	2,639	76,388
Total contractual obligations	25,749	11,372	10,371	76,938

(1)The debenture repayments are payable in either cash or Common Shares at the Company’s option. The number of Common Shares required to settle the repayments is variable based on the Company’s share price at the repayment date, and accordingly the timing and amount of associated cash outflows may vary. Quarterly debenture payments include both principal and interest components.

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2026 and 2025

15. Equity

(a)
Share capital

The Company’s authorized share capital is comprised of an unlimited number of Common Shares with no par value and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series of preferred shares.

As at March 31, 2026, there were 23,894,826 (December 31, 2025 – 23,943,550) Common Shares and no preferred shares issued and outstanding.

For the three months ended March 31, 2026, the Company repurchased 48,724 Common Shares for cancellation under the share repurchase program at an average price of CAD $1.44 per share, for a total repurchase cost of $70.

(b)
Treasury share reserve

The treasury share reserve comprises the cost of the shares held by the Company. As at March 31, 2026, the Company held 190,706 Common Shares in reserve (December 31, 2025 – 190,706).

(c)
Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of Common Shares reserved for issuance under the Plan is the greater of i) 15% of the number of Common Shares issued and outstanding, and ii) 1,266,667.

Each option entitles the holder to receive one Common Share upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years and options issued under the Prior Plan have a maximum contractual term of ten years.

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2026 and 2025

15. Equity (Continued from previous page)

(c)
Options (Continued from previous page)

A summary of the status of the stock options and changes in the period is as follows:

	Options outstanding (000s)	Weighted average grant date fair value $	Weighted average exercise price $	Options exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2024	2,760	—	2.69	1,543	3.06
Options issued	890	1.32	1.86	—	—
Exercised	(19)	4.51	1.86	—	—
Forfeited	(239)	5.20	1.87	—	—
Balance, December 31, 2025	3,392	—	2.55	1,951	2.93
Options issued	15	1.01	1.30	—	—
Forfeited	(23)	16.08	9.50	—	—
Balance, March 31, 2026	3,384	—	2.50	2,032	2.84

The above noted options have expiry dates ranging from May 2026 to March 2034.

With the exception of performance-based stock options, the fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	Three months ended
	March 31, 2026	March 31, 2025
Risk-free interest rate	3.09%	2.76%
Expected life	5 years	5 years
Expected volatility in market price of shares	83%	88%
Expected dividend yield	0%	0%
Expected forfeiture rate	0% - 15%	0% - 15%
Weighted average share price	1.30	1.29

These options generally vest monthly over a four-year period after an initial one-year cliff.

Volatility of the above options is based on the Company's market share price over the last 5 years.

Total stock-based compensation costs related to options for the three months ended March 31, 2026 was $229 (March 31, 2025 – $475).

Orion Digital Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2026 and 2025

15. Equity (Continued from previous page)

(d) Warrants

	Warrants outstanding (000s)	Weighted average exercise price $	Warrants exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2024	769	5.02	402	7.59
Balance, December 31, 2025	769	5.02	769	5.02
Warrants expired	(89)	—	(89)	—
Balance, March 31, 2026	680	5.32	680	5.32

The 679,630 warrants outstanding noted above have expiry dates ranging from September 2026 to August 2027 and do not include the stock warrants accounted for as a derivative financial liability.

The derivative financial liabilities are comprised of 1,018,519 USD stock warrants with an expiry date of June 2026 and a weighted average exercise price of $17.88. The stock warrants are classified as a liability under IFRS by the sole virtue of their exercise price being denominated in USD. As such, the warrants are subject to revaluation under the Black Scholes model at each reporting date, with gains and losses recognized to the interim condensed consolidated statements of operations and comprehensive income (loss). The balance for the current period is $nil (December 2025 - $nil).

16. Related party transactions

Related party transactions during the three months ended March 31, 2026 include transactions with debenture holders that incur interest. The related party debentures balance as at March 31, 2026, totaled $133 (December 31, 2025 – $126). The debentures bear annual coupon interest of 8.0% (December 31, 2025 – 8.0%) with interest expense for the three months ended March 31, 2026, totaling $3 (March 31, 2025 – $3). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.